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                            January 25, 2023

       Kevin Wirges
       Chief Financial Officer and Treasurer
       CareMax, Inc.
       1000 NW 57th Court, Suite 400
       Miami, Florida 33126

                                                        Re: CareMax, Inc.
                                                            Form 10-K for the
Year Ended December 31, 2021
                                                            Form 10-Q for the
Period Ended September 30, 2022
                                                            Correspondence
Letter dated January 17, 2023
                                                            File No. 1-39391

       Dear Kevin Wirges:

              We have reviewed your January 17, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       December 16, 2022 letter.

       Form 10-K for the Year Ended December 31, 2021

       EBITDA and Adjusted EBITDA, page 44

   1. We note your response to comment 2. The pro forma adjustment includes Adjusted
                                                        EBITDA amounts to give
effect to the Business Combinations of IMC and Care Holdings as if they had occurred
on January 1, 2021. Please provide a reconciliation of net income
                                                        (loss) to Adjusted
EBITDA for these acquisitions. In addition, textually describe the nature of the other pro
forma adjustments included in your determination of your pro forma adjustments.
   2. We note your response to comment 3. Based on the guidance in Question 100.01 of the Non-GAAP Financial
Measures Compliance & Disclosure Interpretations as updated
 Kevin Wirges
CareMax, Inc.
January 25, 2023
Page 2
         December 13, 2022, it is unclear how the costs included in adjustments 3 and 4 would not be considered normal, recurring, cash operating expenses necessary to operate your business. Please note that while new center openings may only be occurring occasionally at irregular intervals, they would still be considered part of normal operations. Please provide us with a breakdown of the types of costs that are included in each adjustment and describe and quantify each material component. With reference to the material components, please reassess the guidance in Question 100.01.

Non-GAAP Operating Metrics, page 45

3. We note your response and proposed revised disclosures in response to prior comments 4 and 5 and have the following comments:
             Please refer to Platform Contribution as pro forma Platform Contribution in periods in which you have presented this measure in a manner consistent with Article 8 of
             Regulation S-X;
             Please separately identify your pro forma adjustments from your "other adjustments". Explain the nature and corresponding amount of each material adjustment;
             You disclose in the headnote to your reconciliation of gross profit to Platform
             Contribution that gross profit is defined as total revenue less external provider costs.
             Please explain how your gross profit is calculated in accordance with GAAP. In this regard, any gross profit measure should be "fully loaded" to include all costs attributable to the generation of revenues, including depreciation and amortization expenses related to revenue-generating long-lived and intangible assets; and
             We note your disclosures elsewhere in your filing, including page 5, that Platform
             Contribution is revenue less external provider costs and cost of care (excluding depreciation and amortization). If this is correct, then it would appear that your reconciliation of Gross Profit to pro forma Platform Contribution would only reflect adjustments for depreciation and amortization, pro forma adjustments and other adjustments. Please advise or revise.

       You may contact Nudrat Salik at 202-551-3692 or Jeanne Baker at 202-551-3691 if you
have questions regarding comments on the financial statements and related matters.



                                                               Sincerely,
FirstName LastNameKevin Wirges
                                                               Division of
Corporation Finance
Comapany NameCareMax, Inc.
                                                               Office of
Industrial Applications and
January 25, 2023 Page 2                                        Services
FirstName LastName